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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 AMENDMENT NO. 2

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                   CLARE, INC.
                                (Name of Issuer)

                             Common Stock, par value
                                 $.01 per share
                         (Title of Class of Securities)

                                    12615K107
                                 (CUSIP Number)

                             Patrick J. Leddy, Esq.
                           Jones, Day, Reavis & Pogue
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 13, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
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====================                                      ====================
CUSIP NO. 12615K107                   13D                 PAGE 2 OF 5 PAGES
====================                                      ====================

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Allen R. Hart
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            589,108

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          190,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             589,108

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          190,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      779,108

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

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                                  SCHEDULE 13D

                                   CLARE, INC.


     This Amendment No. 2 (the "Amendment") amends the Statement on Schedule 13D (the "Statement"), dated November 17, 1999, as amended January 5, 2000, filed by Allen R. Hart.

ITEM       1.     SECURITY AND ISSUER.

                       This Statement relates to shares of common stock, par
                  value $.01 per share ("Common Stock"), of Clare, Inc. (the "Company"). The address of the principal executive offices of the Company is 78 Cherry Hill Drive, Beverly, Massachusetts 01915.

ITEM       2.     IDENTITY AND BACKGROUND.

                       This Statement is being filed by Allen R. Hart (the
                  "Reporting Person"). During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or other similar misdemeanors) nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

                       The Reporting Person is a citizen of the United States.

                       The business address and principal occupation of the
                  Reporting Person is as follows:

                         Business Address              Principal Occupation
                         ----------------              --------------------
                  2501 Marlboro Road                     Private Investor
                  Cleveland Heights, OH 44118

ITEM       3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                       The source of funds for consideration was personal funds
                  of the Reporting Person.

ITEM       4.     PURPOSE OF TRANSACTION.

                       The Reporting Person is filing this Amendment No. 2 to
                  report purchases in the open market of an aggregate of an additional 189,108 shares of Common Stock. The Reporting Person acquired the Common Stock for investment purposes. While the Reporting Person supports the Company's new management, he will continue to actively monitor the Company's activities and initiatives. To the extent that the Reporting Person does not believe that the Company and its management are maximizing shareholder value,

                                       3
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                  he reserves the right to change his investment purpose or
                  intentions and to take any and all actions that he may deem appropriate or necessary to realize the intrinsic value of his investment, including, among other things, acquiring additional securities of the Company, disposing of any securities of the Company owned by him, seeking representation on the Board of Directors, requesting the Board of Directors of the Company to engage the services of a nationally recognized investment banking firm to facilitate the analysis and execution of strategic alternatives, soliciting other stockholders to participate with the Reporting Person to replace a majority of the Board of Directors, or take other action regarding anti-takeover protections of the Company, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company, the general business and future profits of the Company, tax implications or other factors.

ITEM       5.     INTEREST IN SECURITIES OF THE ISSUER.

                       Commencing on January 6, 2000 and through and including
                  March 13, 2001, Mr. Hart in the open market purchased (i) a total of 159,108 additional shares for his own account and
                  (ii) 30,000 additional shares for accounts for the benefit of Gary Hart, his brother, Lillian Hart, his mother, Mellissa Hart, his wife, and William Hart, his minor son, the price per share of such transactions ranging from $4.52 to $11.81.

                       As a result, Mr. Hart owns in the aggregate 779,108
                  shares of Common Stock, or approximately 8.0% of the Company's outstanding Common Stock, and has sole voting and dispositive power with respect to 589,108 shares of Common Stock and shared voting and dispositive power with respect to 190,000 shares of Common Stock.

ITEM       6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not applicable

ITEM       7.     EXHIBITS.

                  Not applicable

                                       4
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 13, 2001                                   /s/ Allen R. Hart
                                                          -----------------
                                                          ALLEN R. HART

                                       5